Exhibit 99.235

NEXTECH AR SOLUTIONS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

DATED: NOVEMBER 12, 2020

Management’s Discussion and Analysis

Unless the context requires otherwise, all references in this management’s discussion and analysis (the “MD&A”) to “NexTech”, “we”, “us”, “our” and the “Company” refer to NexTech AR Solutions Inc. and its subsidiaries as constituted on September 30, 2020. This MD&A has been prepared with an effective date of November 12, 2020.

This MD&A for the three and nine months ended September 30, 2020 should be read in conjunction with our condensed consolidated interim financial statements and the related notes thereto as at and for the three months ended March 31, 2020, six months ended June 30, 2020 and the annual audited consolidated financial statements for the year ended December 31, 2019. The financial information presented in this MD&A is derived from our interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See “Forward-Looking Statements”.

This MD&A includes trade-marks, such as “NexTech”, and “ARitize”, which are protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this MD&A are the property of their respective owners.

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com.

NON-IFRS MEASURES

This MD&A makes reference to certain non-IFRS measures such as “Total Bookings” and “Backlog”. These non-IFRS measures are not recognized, defined or standardized measures under IFRS. Our definition of Total Bookings and Backlog will likely differ from that used by other companies and therefore comparability may be limited.

Total Bookings: the total dollar value of all services/goods included in contracts with our customers. ‘Value’ is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced in the period.

Backlog: the estimated unearned portion of customer contracts that are in process and have not been completed as at the specified date.

Total Bookings and Backlog should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our condensed consolidated interim financial statements and the related notes thereto as at and for the three and nine months ended September 30, 2020. Readers should not place undue reliance on non-IFRS measures and should instead view them in conjunction with the most comparable IFRS financial measures. See the reconciliations to these IFRS measures in the “Reconciliation of Non-IFRS Measures” section of this MD&A.

Management’s Discussion and Analysis

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this MD&A and may not be suitable for other purposes.

We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding our revenue, expenses and operations;
●	our anticipated cash needs and its needs for additional financing;
●	our plans for and timing of expansion of our solutions and services;
●	our future growth plans;
●	the acceptance by our customers and the marketplace of new technologies and solutions;
●	our ability to attract new customers and develop and maintain existing customers;
●	our ability to attract and retain personnel;
●	our expectations with respect to advancement in our technologies;
●	our competitive position and our expectations regarding competition;
●	regulatory developments and the regulatory environments in which we operate; and
●	anticipated trends and challenges in our business and the markets in which we operate; and
●	expected impact of COVID-19 on the Company’s future operations and performance.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Expected future developments include growth in our target market, an increase in our revenue based on trends in customer behaviour, increasing sales and marketing expenses, research and development expenses and general and administrative expenses based on our business plans. Although we believe that the assumptions underlying the forward-looking statements are reasonable, they may prove to be incorrect.

These risks are described in further detail in the section entitled “Risk Factors” in our most recently filed Annual Information Form, including those set forth below under the heading “Risks and Uncertainties”. Although the forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of these risks, uncertainties and assumptions, readers should not place undue reliance on forward-looking statements.

On March 3, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The spread of COVID-19 has significantly impacted the global economy. We are closely monitoring the potential effects and impact on our operations and financial performance; however, the extent of impact is difficult to fully predict at this time due to the rapid evolution of this uncertain situation. We are conducting business with substantial modifications to employee travel, employee work locations and virtualization or cancellation of all sales and marketing events, along with substantially modified interactions with customers and suppliers, among other modifications. We will continue to actively monitor the impact of the COVID-19 pandemic on all aspects of our business, including customer purchasing decisions, and may take further actions that alter our business operations as may be required by governments, or that we determine are in the best interest of our employees, customers, partners, suppliers, and shareholders. It is uncertain and difficult to predict what the potential effects any such alterations or modifications may have on our business including the effects on our customers and prospects, or our financial results and our ability to successfully execute our business strategies and initiatives.

To date, the COVID-19 pandemic has not has had a significant impact on our operational and financial performance however, given the uncertainty associated with the duration and spread of the virus, the future impact on our customers and our sales cycle, the impact on business development and marketing activities, and potential delays in customer deployment projects and activities, and the impact on our vendors and partners cannot be predicted. The extent to which the COVID-19 pandemic may impact our financial position or results of operations is uncertain. Due to our service offerings to enhance remote working and commerce we have not experienced a significant decline in revenue, but any impact, if at all, may not be fully reflected in our results of operations until future periods.

Management’s Discussion and Analysis

The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

All of the forward-looking statements in this MD&A are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, NexTech.

RISKS AND UNCERTAINTIES

We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.
●	We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.
●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.
●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.
●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.
●	We have incurred operating losses in the past and may incur operating losses in the future.
●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.
●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.
●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.
●	We are subject to fluctuations in currency exchange rates.
●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.
●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.
●	Our growth is dependent upon the continued development of our direct sales force.
●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.
●	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.
●	The use of open source software in our products may expose us to additional risks and harm our intellectual property.
●	We may not receive significant revenue as a result of our current research and development efforts.
●	We may be subject to political situations that may affect the company’s ability to conduct cross-border operations.
●	Because our long-term success depends, in part, on our ability to continue to expand the sales of our solutions to customers located outside of North America, our business will be susceptible to risks associated with international operations.
●	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.

Management’s Discussion and Analysis

●	We are subject to taxation in various jurisdictions and the taxing authorities may disagree with our tax positions.
●	We are subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.
●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.
●	If we fail to develop widespread brand awareness cost-effectively, our business may suffer.
●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly acquired companies or businesses may adversely affect our financial results.
●	The market price for our common shares may be volatile.
●	We may issue additional common shares in the future which may dilute our shareholders’ investments.
●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our shares to decline. If any of the noted risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

OVERVIEW

NexTech is a provider of augmented reality (“AR”) solutions. NexTech’s solutions provide customers with critical functionality needed to provide three dimensional (“3D”) AR immersive experiences as opposed to experiences in two dimensional (“2D”) formats. NexTech’s solutions have the potential to be used across many verticals and is currently being utilized in e-commerce, virtual events and experiences (events held in a digital format or physically in-person), learning and training, digital advertising and entertainment. NexTech’s product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. With the Company’s ARitize360 application, NexTech further gives the ability to anyone with a smartphone to capture and create 3D objects. NexTech’s technology stack is best described as having eight (8) distinct parts. NexTech’s technology stack includes the following core elements:

ARitize360 App

The “ARitize360 App” is a mobile app available for Android and iOS devices that enables users to use their smart phone to scan a real-world object and transform it into a photo-realistic 3D model for use with the other components of NexTech’s technology.

ARitize™ App

The “ARitize™ App” is a mobile app that enables a user to view and experience AR content by running immersive, native AR experiences built and published using development tools designed for the popular game development software, Unity and hosted on the NexTech AR content delivery network for high-availability access across the world.

ARitize™ for eCommerce

“ARitize™ for eCommerce” is a component of the NexTech AR platform, and is an end-to-end AR platform designed specifically to increase online sales for users’ ecommerce websites. The ARitize™ for eCommerce tools give users the ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. On a mobile browser, if the device contains the right set of sensor and access to them, the experience is rendered as an app-less AR visualization of the product.

Management’s Discussion and Analysis

AR 3D Ads

The Company’s AR 3D Ad unit is an HTML5 banner ad. HTML5 is the latest version of Hypertext Markup Language, the code that describes web pages. A banner ad is an advertisement displayed into a web page. The advertisement consists of an image and can be static or animated, depending on the technology used to make them. Banner ads are intended to generate traffic to a website by linking to it. The script for the AR 3D Ad unit is generated from the NexTech AR platform. The banner ad is available in all possible ad unit sizes (ideally best viewed in sizes large enough for a user to interact with the 3D asset in the banner). The AR 3D Ad unit leverages the Company’s ARitize™ for eCommerce technology as well as remotely hosted 3D assets on the NexTech content delivery network to provide a potentially more engaging ad unit. The AR 3D Ad unit allows users on mobile devices to pull the object in the ad off the screen and into their own environment using AR. This experience has been demonstrated to promote longer engagement time and interactivity with potential customers directly within the ad unit.

AR University

The NexTech AR platform allows users to design, build and publish native AR experiences for delivery through a learning platform. These learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets.

InfernoAR Platform

The “InfernoAR Platform” is an AR enhanced virtual events platform that allows users to create events using a robust set of event types and tools. The tools allow event organizers to fully brand an experience for attendees from the registration email right down the follow up survey. Each view of the system is customizable and can be modified to suit the needs of any virtual event. An InfernoAR Platform virtual event is built using smaller events grouped together and arranged to suit the purpose. These are the building blocks; live streamed video sessions, on-demand video, AR enhanced video, collaborative meetings.

Next Level Ninjas

The Next Level Ninjas software platform allows customers to increase their brand momentum by matching products to product testers. The platform increases awareness of products and allows customers to increase accessibility of their products on various platforms.

AiR Show

AiR Show is a mobile, entertainment-based app designed to create a personalized AR concert experience. Users can watch performers as holograms in their own home and use the built-in camera features to take photos and videos to share on social media. AiR Show focuses on delivering an easy to use AR experience with high quality holograms and will soon allow in-app purchases to buy access to premium content.

Management’s Discussion and Analysis

THIRD QUARTER HIGHLIGHTS

During the three months ended September 30, 2020, and up to the date of this report the Company:

●	On August 20, 2020, the Company closed its marketed short form prospectus offering of 2,035,000 units at a price of $6.50 per unit for gross proceeds of $13,227,500 ($12,301,575 net of share issuance costs). Each unit is consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $8.00 for a period of two years, subject accelerated expiry provisions.
●	On August 27, 2020, the Company acquired 100% of the assets of Next Level Ninjas LLC (“Next Level Ninjas”). Next Level Ninjas provides is a platform that matches buyers with focus groups to allow for brands to gain momentum in marketplaces. The total cash consideration of the acquisition was US$550,500, including acquisition related costs of US$500 which have been recorded in general and administrative expense. The operating results of Next Level Ninjas have been consolidated into the Company’s results subsequent to the acquisition date.
●	On October 1, 2020, the Company acquired the AiR Show application (“AiR Show”). Air Show is an application which allows consumers to view and interact with a human holograms for applications such as virtual concerts, conferences, and other events. The fair value of consideration paid for the acquisition was US $300,000 consisting of US $150,000 of cash consideration and US $150,000 of the Company’s shares.

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations are influenced by a variety of factors, including:

Revenue

Our revenue consists of software-as-a-service (“SaaS”) revenue from technology services, delivery of service revenue and sales of products through E-Commerce.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required.

Selling and marketing expenses

Selling and marketing expenses consist primarily of personnel and related costs for our sales, channel and marketing teams, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel and partner referral fees, partner programs support and training, and trade show and promotional marketing costs. We plan to continue to invest in sales and marketing by expanding our domestic and international selling and marketing activities, building brand awareness, developing partners, and sponsoring additional marketing events. We expect that in the future, selling and marketing expenses will continue to increase.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of personnel and related costs for the teams responsible for the ongoing research, development and product management of our technology solutions. We anticipate that spending on R&D will also be higher in absolute dollars as we expand our research and development and product management teams.

Management’s Discussion and Analysis

General and administrative expenses

General and administrative expenses consist primarily of personnel and related costs associated with administrative functions of the business including finance, human resources and internal information system support, as well as legal, accounting and other professional fees. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business and international expansion.

Foreign exchange

Our presentation and functional currency is Canadian dollar with the exception of our subsidiaries in the United States (US Dollar). We derive most of our revenue in USD. Our head office and a significant portion of our employees are located in Canada, and as such a portion of our expenses are incurred in Canadian dollars.

RESULTS OF OPERATIONS

The following table sets forth a summary of our results of operations:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Statement of Operations
Revenue	$4,662,928	$1,561,425	$10,683,942	$4,001,068
Cost of sales	(1,705,571)	(895,859)	(4,209,001)	(2,247,258)
Gross profit	2,957,357	665,567	6,474,941	1,753,810
Operating expenses	(7,694,584)	(2,325,427)	(14,625,054)	(5,750,209)
Loss before income taxes	(4,737,227)	(1,659,860)	(8,150,113)	(3,996,399)
Deferred income tax recovery	24,139	-	72,617	-
Net loss	(4,713,088)	(1,659,860)	(8,077,496)	(3,996,399)
Net loss per share (basic and diluted)	($0.07)	($0.03)	($0.12)	($0.07)

	As at	As at
	September 30, 2020	December 31, 2019
Financial Position
Working Capital	$16,920,362	$3,333,527
Total Assets	$28,729,235	8,636,863
Non-current liabilities	$1,020,625	96,956

Reconciliation of Non-IFRS measures

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Total Bookings	$6,660,239	$1,561,425	$12,899,530	$4,001,068
Total Revenue	4,662,928	1,561,425	10,683,942	4,001,068
Adjustment for bookings	1,997,311	-	2,215,588	-
Adjustment for backlog	-	-	218,277	-
Backlog	1,997,311	-	1,997,311	-

Management’s Discussion and Analysis

Revenue for the three and nine months ended September 30, 2020 was $4,662,928 and $10,683,942 an increase of $3,101,503 and $7,315,491 or 199% and 217% compared to the same periods in 2019. This increase was due to contracts secured with new customers, expansion of existing customers and additional conversions from e-commerce channels.

Cost of sales for the three and nine months ended September 30, 2020 was $1,705,571 and $4,209,001 an increase of was $809,712 and $2,244,955 or 90% and 114% compared to the same periods in 2019. Cost of sales increased due to additional revenue.

Gross profit for the three and nine months ended September 30, 2020 was $2,957,357 and $6,474,941 an increase of $2,291,790 and $5,070,536 or 344% and 361% compared to the same periods in 2019. Gross Profit increased due to larger customer contracts, expansion of existing customers and improvement of the product mix.

Operating expenses for the three and nine months ended September 30, 2020 was $7,694,582 and $14,625,052 an increase of $5,369,155 and $9,336,339 or 231% and 177% compared to the same periods in 2019. The increase in Operating expenses was due to acquisitions costs related to the Jolokia acquisition, higher headcount and related compensation costs, stock-based compensation as well as higher marketing, technology, general office and depreciation costs. These increases reflect investments in corporate infrastructure and capability to support our expansion and growth strategy.

For the three and nine months ended September 30, 2020, the Company had a Net loss of $4,713,086 or $0.07 and $8,077,494 or $0.13, an increase of $3,053,226 or $0.03 per share and $4,193,186 or $0.05 per share compared to the same periods in 2019. This increase reflects the increase in operating expenses as noted above as investments in our business to support our expansion and growth strategy.

Working capital as at September 30, 2020 was $16,920,362, an increase of $13,586,835 or 408% compared to December 31, 2019. The increase in Working Capital was due to the revenue growth, the short form prospectus, the private placement, warrant exercises, stock option exercise and acquisition of Jolokia and Next Level Ninjas.

Total Assets as at September 30, 2020 were $28,729,235, an increase of $20,092,372 or 233% compared to December 31, 2019. A majority of the increase is due to the increase in cash from the short form prospectus, private placement and conversion of warrants and options. The acquisitions of Jolokia and Next Level Ninjas also increased intangible assets and goodwill, equipment, and revaluation of intangible assets. Other increases in assets are attributable to increases in inventory to facilitate sales as well as, the addition of a right to use asset on the balance sheet for a warehouse lease agreement reported for accounting purposes.

Total Non-current liabilities as at September 30, 2020 were $1,020,625, an increase of 953% compared to December 31, 2019. The change relates to the inclusion of the future payments for the long-term lease agreement for the warehouse noted in the above paragraph.

Total Bookings for the three and nine months ended September 30, 2020 was $6,660,239 and $12,899,530 an increase of $5,098,813 and $9,531,079 or 327% and 283% compared to the same periods in 2019. This increase was due to contracts secured with new customers, expansion of existing customers and additional conversions from e-commerce channels.

Total Backlog as at September 30, 2020 was $1,997,311 an increase from nil in the prior period. This increase is due to an increased demand in the virtual events and as a result extended delivery times for customers.

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2020, we had cash of $16,388,012, inventory of $2,745,299 and a positive working capital of $16,920,362. We anticipate further sales of our product offerings as we continue to grow. Our cash and inventory position are healthy and allows for us to continue to deliver on our strategy and growth. We anticipate the additional revenue and our acquisitions will generate cash flow to reduce the amount of working capital required to sustain operations. We also have more than 5.4 million warrants outstanding as at September 30, 2020 with a weighted average exercise price of $1.33 and a shareholder base that that continues to support our company. The acquisition of Next Level Ninjas was 100% cash consideration of US$ 550,000 and is expected to help generated additional cash flow in the next year. Depending on how much cash is generated, how aggressively we pursue further acquisitions, and increasing our sales and marketing efforts the company may have to raise additional working capital to maintain operations for the next twelve months.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 74,376,499 common shares issued and outstanding. The Company also has 5,582,000 share purchase options outstanding at exercise prices ranging from $0.25 to $8.35 per option and expiry dates ranging from September 28, 2021 to October 2, 2023.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected results for the eight most recent completed quarters

	2020	2020	2020	2019	2019	2019	2019	2018
Quarter Ended	September 30	June 30	March 31	Dec. 31(a)	Aug. 31	May 31	Feb. 28	Nov. 30
Revenue	$4,662,928	$3,529,029	$2,491,985	$2,490,464	$1,513,196	$1,405,503	$531,185	$43,133
Net loss	4,737,227	2,000,972	1,363,436	3,977,907	1,319,227	2,025,416	1,328,326	714,783
Net Loss per share (basic and diluted)	$(0.07)	$(0.04)	$(0.02)	$(0.08)	$(0.02)	$(0.04)	$(0.03)	$(0.02)

(a) Four month quarter

Our quarterly results have trended upwards over the past eight quarters. The trend is showing that revenues are continuing to grow as we execute on our growth strategy and the acceptance of our pioneering technology. In the earlier part of the last eight quarters we invested heavily into research and development to get our product to market. As we found our product market fit we have increased our efforts in sales and marketing and also will need to invest into general and administrative to support our growth During the period from August 31, 2018 to November 30, 2018 which had revenues below $100,000 and it was evident we were still completing research and development. The company made further investment in Sales and Marketing and completed acquisitions between January and April 2019. These acquisitions created an increase in revenue and associated Net loss. As the business operationalized and executed on the acquisition strategy and technology the revenues increased significantly with growth of 1,131% for February 28, 2019 and 165% for May 31, 2019 quarter over quarter. During the quarter ended December 31, 2019 the Net loss was increased by a one-off impairment loss of $2,207,750 related to licenses that were no longer cash generating. This impairment of the licenses increased our Net loss per share to $0.08 from our $0.02 to $0.04 per share range. For the period March 31, 2020 revenue is flat on a quarter over quarter perspective when compared to December 31, 2020. Net loss for March 31, 2020 was $0.02. It should further be noted that comparing March 31, 2020 to December 31, 2019 is not particularly comparable due to the change in year-end resulting in a four month quarter for the period ending December 31, 2019. For the June 30, 2020 period we grew our revenues by 42% from the prior quarter while our Net loss per share increased from $0.02 to $0.04. For the period September 30, 2020 the revenue grew by 32% from the prior quarter and Net Loss per share was $0.07. The Company will continue to invest heavily to achieve its future revenue growth objectives. Since inception of the Company, we have not experienced seasonality within our business.

Management’s Discussion and Analysis

Our offerings serve both business to consumer and business to business. We will put a stronger focus on business to business offerings to enterprise consumers and developing our channel sales program. Given the nature of large enterprise sales model, bookings will vary between periods depending upon timing of new customer wins. Overall operating costs have increased as the company continues to invest in sales and marketing and research and development. The company continues to find ways to further optimize these costs while continuing the growth and expansion plans.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. The Company has entered, or proposes to enter, into employment agreements with related parties and related parties may also participate in the Company’s share-based compensation plans. In December 2019, the executive management team consisting of the CEO, President and CFO entered into shares for services agreements that elect up to 100% of compensation in shares.

On May 5, 2020 the Company extinguished the convertible debenture issued on July 19, 2019 with an effective interest rate of 9% with a thirty-six month term by converting the remaining principal balance of $739,125 and accrued interest of $2,741 for 1,236,444 common shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO. See Note 10 and Note 12 to our interim financial statements for information.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See our annual consolidated financial statements for the year ended December 31, 2019 and the related notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred. The carrying amounts of our financial instruments approximate fair market value due to the short-term maturity of these instruments. The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Management’s Discussion and Analysis

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at September 30, 2020, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $239,042.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes. As such, fluctuations in the market interest rates during the three and nine months ended September 30, 2020 had no significant impact on the Company’s financing expense.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at September 30, 2020 the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.